SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of Consolidated Results for Full Year 2018 and Q4 2018.

YPF S.A.

Consolidated Results

Full Year 2018 and Q4 2018

Consolidated Results Full Year 2018 and Q4 2018

CONTENT

Consolidated Results Full Year 2018 and Q4 2018

2018 ended with an increase in Revenues of 72.4%, an increase in Recurring Adjusted EBITDA of

82.0% and an increase in Operating Income before the partial reversal of the asset impairment charge of 270.3%.

Q4 2017	Q3 2018	Q4 2018	Var.% Q4 18 / Q4 17		Jan-Dec 2017	Jan-Dec 2018	Var.% 2018 /2017
69,614	121,188	145,775	109.4%	Revenues (Million Ps)	252,813	435,820	72.4%
5,046	12,685	11,995	137.7%	Operating income (Million Ps)	16,073	43,780	172.4%
14	12,685	9,095	64864.3%	Operating income before reversal/impairment of assets (Million Ps)	11,041	40,880	270.3%
11,962	13,207	17,905	49.7%	Net income (Million Ps)	12,672	38,606	204.7%
8,253	13,207	15,730	90.6%	Net income before reversal/impairment of assets (Million Ps)	8,963	36,431	306.5%
16,745	36,821	35,434	111.6%	Adj. EBITDA (Million Ps)	66,791	133,529	99.9%
16,745	36,821	35,434	111.6%	Recurring Adj. EBITDA	66,791	121,549	82.0%
30.59	33.50	44.38	45.1%	Earnings per share (Ps per Share)	31.43	98.43	213.2%
17,127	27,232	33,914	98.0%	Capital Expenditures (*) (Million Ps)	58,009	95,358	64.4%

Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Recurring Adjusted EBITDA = Adjusted EBITDA - profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018.

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps -4.9 billion in 2017 and Ps -11.7 billion in 2018.

(Amounts are expressed in billions of Argentine pesos, except where otherwise indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR FULL YEAR 2018

•	Revenues for 2018 were Ps 435.8 billion, which represents an increase of 72.4%, compared to 2017.

•

Operating income for 2018, before the partial reversal of the asset impairment charge, was Ps 40.9 billion, 270.3% higher compared to the operating income for 2017, before the partial reversal of the asset impairment charges. Recurring Adjusted EBITDA for 2018 was Ps 121.5 billion, 82.0% higher than 2017.

•	Operating cash flow was Ps 125.1 billion for 2018, 73.8% higher than the Ps 72.0 billion reported for 2017.

•	Capital expenditures in property, plant and equipment for 2018 were Ps 95.4 billion, 64.4% higher than 2017.

•	Hydrocarbon production for 2018 was 530.2 Kboed, 4.5% lower than 2017.

•	The average crude oil processed in the Downstream business segment for 2018 was 283.8 Kbbld, 3.2% lower than 2017, while refinery processing levels for 2018 were 88.8%.

•	In 2018, proved reserves (P1) increased 16.2%, from 929.1 Mboe to 1,079.7 Mboe.

Consolidated Results Full Year 2018 and Q4 2018

2. ANALYSIS OF RESULTS FOR FULL YEAR AND Q4 2018

2.1 CUMULATIVE RESULTS

Revenues for 2018 were Ps 435.8 billion, 72.4% higher than the Ps 252.8 billion in 2017, due primarily to the following factors:

•	Diesel revenues amounted to Ps 139.7 billion, Ps 59.1 billion or 73.3% higher than 2017;

•	Gasoline revenues amounted to Ps 97.1 billion, Ps 37.9 billion or 63.9% higher than 2017;

•	Natural gas revenues amounted to Ps 60.4 billion, which represents an increase of Ps 17.8 billion, or 41.8%, compared to Ps 42.6 billion in 2017;

•	Retail natural gas revenues (residential and small business and companies) amounted to Ps 24.8 billion, which represents an increase of Ps 14.5 billion, or 140.6%, compared to Ps 10.3 billion in 2017;

•	Fuel oil revenues in the Argentine domestic market decreased by Ps 3.7 billion, or 90.4%, to Ps 0.4 billion, compared to Ps 4.1 billion in 2017;

•

Other domestic sales, among which we highlight sales of jet fuel, LPG, petrochemical products and lubricants among others, amounted to Ps 68.5 billion reporting an increase of Ps 34.6 billion or 102.2%, from Ps 33.9 billion of the year 2017;

•	Export revenues amounted to Ps 44.9 billion, representing an increase of Ps 22.8 billion, or 103.4%, compared to Ps 22.1 billion in 2017.

Cost of sales for 2018 was Ps 359.6 billion, 69.8% higher than Ps 211.8 billion in 2017. This includes a 59.0% increase in production costs and an 88.5% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 69.8%. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of property, plant and equipment amounted to Ps 83.7 billion in 2018, which represents an increase of Ps 32.1 billion or 62.2%, compared to Ps 51.6 billion in 2017;

•	Lifting costs amounted to Ps 62.4 billion, which represents an increase of Ps 19.8 billion, or 46.5%, than the Ps 42.6 billion of the year 2017;

•	Royalties and other production related costs amounted to Ps 30.3 billion, which represents a net increase of Ps 13.5 billion, or 80.8%, from Ps 16.8 billion in 2017;

•	Refining costs amounted to Ps 13.1 billion, which represents an increase of Ps 2.8 billion, or 27.3%, from Ps 10.3 billion in 2017;

•	Transportation costs for the year 2018 amounted to Ps 12.7 billion, which represents an increase of Ps 4.0 billion, or 45.7%, than Ps 8.7 billion in 2017;

Consolidated Results Full Year 2018 and Q4 2018

•

Charges for environmental contingencies related to the activity developed by the Downstream and Upstream business segments during the year 2018 amounted to Ps 3.3 billion, which represents an increase of approximately Ps 1.8 billion, or 119.2%, from Ps 1.5 billion in 2017 mainly from the completion of characterization and measurement works.

b) Purchases:

•	Crude oil purchases from third parties in 2018 amounted to Ps 31.4 billion, which represents an increase of approximately Ps 11.5 billion, or 57.6%, from Ps 19.9 billion in 2017;

•	Biofuel purchases (FAME and bioethanol) in 2018 amounted to Ps 23.9 billion, which represents an increase of approximately Ps 5.9 billion, or 32.8%, from Ps 18.0 billion in 2017;

•	Fuel imports amounted to Ps 22.2 billion in 2018, which represents an increase of approximately Ps 15.6 billion, or 235.0%, from Ps 6.6 billion in 2017;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in 2018 amounted to Ps 15.1 billion, which represents an increase of approximately Ps 8.8 billion, or 141.6%, from Ps 6.3 billion in 2017;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases in 2018, amounted to Ps 7.1 billion, which represents an increase of approximately Ps 1.8 billion, or 34.0%, from Ps 5.3 billion in 2017;

•	Fertilizer purchases for resale during 2018 reached Ps 4.1 billion, which represents an increase of Ps 2.4 billion, or 142,0%, from Ps 1.7 billion in 2017;

•

In 2018, a negative stock variation had been recorded of Ps 1.0 billion, compared to the positive stock variation recorded in 2017 of Ps 1.6 billion, mainly as a consequence of the decrease in the replacement cost of the inventories, affected mainly by the lower depreciation from the greater reserves.

Selling expenses for 2018 amounted to Ps 27.9 billion, an increase of 55.5%, from Ps 18.0 billion in 2017. Higher charges were recorded for transportation of products, mainly linked to the largest volumes sold and higher rates paid for domestic transport of fuels, as well as higher charges related to commercial campaigns for customer loyalty, higher charges for depreciation of fixed assets, higher personnel expenses, higher charges in allowances for bad debt, higher taxes on banks debits and credits and withholdings on exports.

Administration expenses for 2018 amounted to Ps 13.9 billion, an increase of 59.4%, from Ps 8.7 billion recorded in 2017. The increase was mainly due to higher personnel expenses, higher costs in contracting services and computer licenses, many of which are dollarized, higher charges related to institutional advertising and higher depreciation of fixed assets.

Exploration expenses for 2018 amounted to Ps 5.5 billion, an increase of 122.6% compared to Ps 2.5 billion for 2017.

Consolidated Results Full Year 2018 and Q4 2018

As detailed in section 3.1.1 (Upstream), in Q4 2018, a net partial reversal of the assets impairment charge was recognized for a total amount of Ps 2.9 billion. In turn, in Q4 2017, the company also recognized a partial reversal of the impairment charge for Ps 5.0 billion.

Other operating results, net, for 2018 was a profit of Ps 11.9 billion, compared to a loss of Ps 0.8 billion for 2017. The variation corresponds mainly to the revaluation of YPF’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion, as a result of the agreement for the capitalization of YPF EE entered into between YPF and a subsidiary of GE Financial Services, Inc.

Financial results for 2018 represented a profit of Ps 41.5 billion, compared to a loss of Ps 8.8 billion in 2017. This change was primarily driven by positive foreign exchange effects on net liabilities in Argentine pesos of Ps 45.5 billion, due to the depreciation of the Argentine peso observed during 2018 in comparison to that of 2017, when the devaluation of the local currency had been substantially lower. Additionally, higher net positive charges were obtained for financial restatements of Ps 10.8 billion as a result of the recalculation of the provision for obligations for the abandonment of wells. These results were partially offset by higher negative interests of Ps 10.3 billion, as a result of higher average indebtedness, measured in Argentine pesos, during 2018 compared to that of 2017.

Income tax expense for 2018 was negative Ps 51.5 billion, compared to the benefit of Ps 4.0 billion for 2017. This difference is mainly due to the negative charge for deferred tax recorded in 2018, in an amount of Ps 50.6 billion, which mostly reflects the effects of the exchange rate fluctuation and as discussed above, compared to the positive charge recorded in 2017 of Ps 4.6 billion, due to the effect of the reduction of deferred liabilities corresponding to the decrease in the tax rate as a consequence of the tax reform of 2017.

Net income for the year 2018, before the partial reversal of the asset impairment charge, was a profit of Ps 36.4 billion, compared to a profit of Ps 9.0 billion in 2017, before the partial reversal of the asset impairment charge. Considering the respective reversals of the asset impairment charge of Ps 2.9 billion in 2018 and of Ps 5.0 billion in 2017, net income for 2018 was Ps 38.6 MM, compared to Ps 12.7 billion in the year 2017.

Capital expenditures in property, plant and equipment in 2018 were Ps 95.4 billion, 64.4% higher than 2017.

2.2 RESULTS FOR Q4 2018

Revenues for Q4 2018 were Ps 145.8 billion, an increase of 109.4% compared to Ps 69.6 billion in Q4 2017, primarily due to the following factors:

•	Diesel revenues in Q4 2018 amounted to Ps 48.1 billion, a Ps 24.9 billion or 107.5% increase when compared to Q4 2017;

•	Gasoline revenues in Q4 2018 amounted to Ps 32.8 billion, a Ps 15.5 billion or 89.7% increase when compared to Q4 2017;

•	Natural gas revenues in Q4 2018 amounted to Ps 13.2 billion compared to Ps 10.1 billion in Q4 2017, which represents an increase of Ps 3.1 billion, or 30.7%;

Consolidated Results Full Year 2018 and Q4 2018

•

Retail natural gas revenues (residential and small business and companies) in Q4 2018 amounted to Ps 9.8 billion, which represents an increase of Ps 7.9 billion, or 410.5%, from Ps 1.9 billion in Q4 2017;

•

Other domestic sales in Q4 2018, among which we highlight jet fuel, LPG, petrochemical products and lubricants among others, amounted to Ps 25.6 billion which represents an increase of Ps 15.3 billion or 147.5%, from Ps 10.3 billion of the Q4 2017;

•	Export revenues in Q4 2018 amounted to Ps 16.2 billion, which represents an increase of Ps 9.5 billion, or 140.6%, from Ps 6.7 billion in Q4 2017.

Cost of sales for Q4 2018 was Ps 118.2 billion, 96.2% higher Q4 2017. This includes a 73.2% increase in production costs and a 117.2% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 102.2%. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of property, plant and equipment amounted to Ps 21.6 billion in Q4 2018, compared to Ps 15.5 billion of Q4 2017, which represents an increase of Ps 6.1 billion or 39.0%;

•	Lifting costs amounted to Ps 20.7 billion in Q4 2018, which represents an increase of Ps 8.9 billion, or 75.5%, from Ps 11.8 billion of Q4 2017;

•	Royalties and other production related costs in Q4 2018 amounted to Ps 8.4 billion, from Ps 4.5 billion in Q4 2017, which represents a net increase of Ps 3.9 billion, or 87.3%;

•	Refining costs in Q4 2018 amounted to Ps 4.3 billion, from Ps 2.8 billion in Q4 2017, which represents an increase of Ps 1.5 billion, or 56.4%;

•	Transportation costs for the Q4 2018 amounted to Ps 4.2 billion, which represents an increase of Ps 1.8 billion, or 78.7%, from Ps 2.3 billion in Q4 2017;

•

Charges for environmental contingencies related activities developed by the Downstream and Upstream business segments during Q4 2018 amounted to Ps 2.6 billion, which represents an increase of approximately Ps 1.5 billion, or 139.1%, from Ps 1.1 billion in Q4 2017 mainly from the completion of characterization and measurement works.

b) Purchases:

•	Crude oil purchases from third parties in Q4 2018 amounted to Ps 10.0 billion, which represents an increase of approximately Ps 4.4 billion, or 79.3%, from Ps 5.6 billion of Q4 2017;

•	Biofuel (FAME and bioethanol) purchases in Q4 2018 amounted to Ps 7.7 billion, which represents an increase of Ps 3.0 billion, or 62.2%, from Ps 4.7 billion of Q4 2017;

Consolidated Results Full Year 2018 and Q4 2018

•	Fuel imports amounted to Ps 6.5 billion in 2018, which represents an increase of approximately Ps 4.3 billion, or 203.8%, from Ps 2.1 billion in Q4 2017;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in Q4 2018 amounted to Ps 4.4 billion, which represents an increase of Ps 3.2 billion, or 268.1%, from Ps 1.2 billion in Q4 2017;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 1.5 billion in Q4 2018, which represents an increase of Ps 0.3 billion, or 26.2%, from Ps 1.2 billion in Q4 2017;

•	Fertilizer purchases for resale during Q4 2018 amounted to Ps 1.2 billion, which represents an increase of Ps 0.6 billion, or 100,0%, from Ps 0.6 billion in Q4 2017;

•

In Q4 2018, a negative stock variation of Ps 5.1 billion was recorded, compared to the positive stock variation registered in Q4 2017 of Ps 0.4 billion, mainly as a result of the decrease in replacement cost of inventories, affected mainly by the lower depreciation from the largest reserves.

Selling expenses for Q4 2018 amounted to Ps 9.7 billion, an increase of 88.3% compared to Ps 5.2 billion of Q4 2017. Higher charges were recorded for transportation of products, mainly linked to the largest volumes sold and higher rates paid for domestic transport of fuels, higher charges for depreciation of fixed assets, higher personnel expenses, higher environmental contingencies, higher taxes on banks debits and credits and withholdings on exports.

Administration expenses for Q4 2018 amounted to Ps 4.9 billion, an increase of 78.6% compared to Ps 2.8 billion in Q4 2017. The increase was mainly due to higher personnel expenses, higher costs in outsourcing services and computer licenses, many of which are dollarized, higher depreciation of fixed assets and higher charges related to institutional advertising.

Exploration expenses for Q4 2018 amounted to Ps 3.6 billion, an increase of 416.8% compared to Ps 0.7 billion for Q4 2017.

As detailed in section 3.1.1 (Upstream), in Q4 2018, a net partial reversal of the assets impairment charge was recognized for a total amount of Ps 2.9 billion. In turn, in Q4 2017, the company also recognized a partial reversal of the impairment charge for Ps 5.0 billion.

Other operating results, net, for Q4 2018 was a loss of Ps 0.2 billion, compared to a loss of Ps 0.7 billion for Q4 2017. The variation is mainly related to the assignment of participation in the Bajo del Toro joint venture and a decrease in negative charges relating to the provision for judicial contingencies.

Financial results for Q4 2018 were a loss of Ps 6.9 billion, compared to the loss of Ps 0.1 billion in Q4 2017. In this order, a negative foreign exchange effect on net liabilities in Argentine pesos of Ps 13.1 billion was recorded, due to the appreciation of the Argentine peso observed during Q4 2018 and compared to Q4 2017, when a positive foreign exchange effect on net liabilities in Argentine pesos of Ps 4.1 billion was recorded, due to the depreciation of the Argentine peso during that period. In turn, higher negative interests were recorded for Ps 4.5 billion, as a result of higher average indebtedness, measured in Argentine pesos, and higher interest rates during Q4 2018 and compared to Q4 2017. Finally, higher positive charges for financial restatements for Ps 13.0 billion were recorded as a result of the recalculation of the provision for obligations for the abandonment of wells.

Consolidated Results Full Year 2018 and Q4 2018

Income tax expense corresponding to Q4 2018 was a profit of Ps 5.5 billion, compared to a benefit of Ps 6.2 billion for Q4 2017. The difference was mainly due to the positive charge for deferred tax recorded in both periods, for Ps 5.7 billion in Q4 2018 and Ps 6.2 billion in Q4 2017, whose origin is fundamentally linked to the effects of the exchange rate movement in both periods, and especially in 2017, the effect of the reduction of deferred liabilities corresponding to the decrease in the tax rate, based on the approved tax reform and as previously mentioned.

Net income of Q4 2018, before the partial reversal of the asset impairment charge, was a profit of Ps 15.7 billion, 90.6% higher than the net income, before the partial reversal of the asset impairment charge, of Ps 8.3 billion in Q4 2017. Considering the respective reversals of the asset impairment charge of Ps 2.9 billion in 2018 and of Ps 5.0 billion in 2017, net income in Q4 2018 amounted to Ps 17.9 billion, compared to net income of Ps 12.0 billion in Q4 2017.

Capital expenditures in property, plant and equipment in Q4 2018 were Ps 33.9 billion, a 98.0% increase compared to the capital expenditures made during Q4 2017.

Consolidated Results Full Year 2018 and Q4 2018

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

3.1 UPSTREAM

Q4 2017	Q3 2018	Q4 2018	Var.% Q4 18 / Q4 17		Jan-Dec 2017	Jan-Dec 2018	Var.% 2018 / 2017
3,502	12,215	5,252	50.0%	Operating income (Million Ps)	3,877	22,483	479.9%
-1,530	12,215	2,352	N/A	Operating income before reversal/impairment of assets (Million Ps)	-1,155	19,583	N/A
32,376	63,466	62,110	91.8%	Revenues (Million Ps)	116,694	210,588	80.5%
230.6	227.5	227.1	-1.5%	Crude oil production (Kbbld)	227.5	227.1	-0.2%
46.8	26.9	39.8	-15.1%	NGL production (Kbbld)	50.4	38.8	-23.1%
42.3	43.7	36.8	-13.1%	Gas production (Mm3d)	44.1	42.0	-4.6%
543.6	529.1	498.1	-8.4%	Total production (Kboed)	555.0	530.2	-4.5%
696	1,082	3,597	416.8%	Exploration costs (Million Ps)	2,456	5,466	122.6%
12,472	22,547	23,202	86.0%	Capital Expenditures (*) (Million Ps)	44,324	74,881	68.9%
13,782	18,946	17,117	24.2%	Depreciation (Million Ps)	45,279	72,052	59.1%
				Realization Prices
58.4	64.3	59.7	2.1%	Crude oil prices in domestic market Period average (USD/bbl)	53.9	63.4	17.7%
4.82	4.50	4.03	-16.4%	Average gas price (**) (USD/Mmbtu)	4.92	4.49	-8.6%

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps -4.9 billion in 2017 and Ps -11.7 billion in 2018.
(**)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

3.1.1 CUMULATIVE RESULTS

Operating income for the Upstream business segment for 2018, before the partial reversal for asset impairment charge, totaled a profit of Ps 19.6 billion, compared to the loss of Ps 1.2 billion before the partial reversal for the asset impairment charge for 2017. Considering the respective partial reversal charges for charge for property, plant and equipment of Ps 2.9 billion in 2018 and Ps 5.0 billion in 2017, the operating income for 2018 amounted to Ps 22.5 billion, a 479.9% increase compared to Ps 3.9 billion in 2017.

Revenues were 210.6 billion for 2018, corresponding to an 80.5% increase compared to 2017, primarily due to the following factors:

Consolidated Results Full Year 2018 and Q4 2018

•

Crude oil revenues amounted to Ps 145.3 billion, a 98.2% or Ps 72.0 billion increase compared to Ps 73.3 billion in 2017. The average realization price for crude oil in 2018 increased by 17.7% to US$ 63.4/bbl. Crude oil volumes sold to third parties increased by 33.4%, while those transferred between segments increased 0.9%;

•

Natural gas revenues reached Ps 63.5 billion, a 42.3% or Ps 18.9 billion increase compared to Ps 44.6 billion in 2017 as a result of a 55.7% increase in the average price of natural gas in Argentine pesos, considering that the average realization price for the year in dollars was US$ 4.49/Mmbtu, 8.6% lower than in 2017. Moreover, volumes sold decreased by 6.2% during 2018, compared to 2017 due to the 4.6% decrease in volumes sold as a result of lower production and demand of natural gas in 2018, and since in Q1 2017, 242 Mm3 of natural gas, timely injected and pending nomination were invoiced.

Hydrocarbon production for 2018 was 530.2 Kboed, 4.5% lower than in 2017. Crude oil production for 2018 remained stable at 227.1 Kbbld, compared to 2017. The gas market in Argentina during 2018 was characterized by an excess supply compared to domestic demand at certain times of the year, which had an impact on the production of natural gas from the temporary closure of production in some locations, as well as also from the reinjection of the hydrocarbon. In this order, natural gas production decreased by 4.6% compared to 2017, totaling 42.0 Mm3d. The production of NGL registered a reduction of 23.1%, totaling 38.8 Kbbld, mainly due to a stoppage at the liquid separation plant as well as the aforementioned lower gas production.

In 2018 a total of 385 wells were drilled, 148 of which targeted non-conventional formations: 29 in Loma La Lata Norte, 15 in El Orejano, 14 in La Amarga Chica, 9 in Bandurria Sur, 8 in Loma Campana, 3 in Aguada de la Arena, 2 in La Ribera Bloque I, 29 in Estación Fernández Oro, 12 in Rio Neuquén, 9 in Rincón del Mangrullo, 9 in Aguada Toledo-Sierra Barrosa, 5 in Octógono, 2 in Al Norte de la Dorsal, 1 in Loma La Lata Central, 1 in Dadin. At the end of 2018, the total number of drilling rigs was 34.

Operating costs (excluding exploration expenses) for 2018 were Ps 186.4 billion, an increase of 61.6% compared to Ps 115.4 billion in 2017, mainly due to the following factors:

•

Depreciation of property, plant and equipment amounted to Ps 72.0 billion in 2018, from Ps 45.3 billion in 2017, which represents an increase of approximately Ps 26.8 billion, or 59.1%, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company;

•

Lifting costs for the year 2018 amounted to Ps 62.4 billion compared to Ps 42.6 billion in 2017, which represents an increase of approximately Ps 19.8 billion, or 46.5%. On the other hand, the increase in the unit indicator, measured in Argentine pesos, was 52.7%, in line with the general increase in prices of the Argentine economy, weighted by the aforementioned drop in production;

•

Royalties and other production related costs reached Ps 30.3 billion, compared to Ps 16.8 billion in 2017, which represents a net increase of Ps 13.5 billion, or 80.8%. Of this increase, Ps 10.9 billion was related to an increase in royalties for crude oil production, and Ps 2.6 billion was related to an increase in royalties for natural gas production, in both cases due to higher wellhead values of these products, which are set in U.S. dollars;

Consolidated Results Full Year 2018 and Q4 2018

•

Transportation costs related to production (truck, pipelines and polyducts in deposit) for 2018 amounted to Ps 4.4 billion, a Ps 1.7 billion, or 60.4%, increase compared to Ps 2.7 billion for 2017, mainly due to increases in rates which took place during 2018;

•

In 2018, a negative stock variation of Ps 1.9 billion was recorded in this segment compared to a Ps 0.1 billion benefit in 2017, mainly due to lower depreciation, which is a component of the valuation of the products, based on the greater reserves;

•

Charges for environmental contingencies for 2018 amounted to Ps 1.9 billion, which correspond to an increase of approximately Ps 1.3 billion, or 205.4%, compared to Ps 0.6 billion in 2017, linked to the activity carried out by the Upstream business.

Exploration expenses for 2018 amounted to Ps 5.4 billion, an increase of 122.6% compared to Ps 2.5 billion for 2017, mainly due to higher negative results from unproductive exploratory drilling in the year compared to 2017 for a differential of Ps 1.9 billion. In turn, higher expenses of geophysical and geological studies were recorded for Ps 0.6 billion. It should be noted that the exploratory investment for 2018 was 171.6% higher than during 2017.

In the fourth quarter of 2018, a net reversal in the charge for impairment of the value of assets was recognized in an amount of Ps 2.9 billion, composed of:

•

A reversal of the provision for impairment of crude oil CGU assets in an amount of Ps 39.8 billion, mainly due to the increase in reserves together with improvements in estimated costs; this was partially offset by the increase in the discount rate due to the increase in the country risk and the cost of financing and due to higher investments associated with higher reserves considered in the flow;

•

A partial offset of the impairment charge for property, plant and equipment for the Gas CGU—Neuquén Basin in an amount of Ps 28.3 billion and UGE Gas—Austral Basin of Ps 8.2 billion, as a consequence of the expected reduction in the market price of gas of the decrease in the selling price to distributors and power plants (mainly motivated by the excess supply compared to domestic demand at certain times of the year) and the increase in the aforementioned discount rate.

In 2017, the company recognized a partial reversal of the impairment charge in an amount of Ps 5.0 billion, which results from the combination of multiple factors, such as the variation in production and the associated investments considered in the flow, the effect of variations in operating and abandonment costs, the variation in the discount rate and, to a lesser extent, the variation in oil prices, also taking into account the book value of the assets as of December 31, 2017 with respect to the closing of the previous year, depending on the charge for accounting depreciation versus the increase for new investments made, among others.

In 2018, the results of this segment included a profit of Ps 2.3 billion resulting from the assignment of participating interests, mainly in the areas of Aguada Pichana, Aguada de Castro, Bajo del Toro and Cerro Bandera.

Unit cash costs in U.S. dollars decreased 2.2% to US$ 20.7/boe for 2018 from US$ 21.2/boe for 2017, including taxes of US$ 6.4/boe and US$ 5.7/boe, respectively. In turn, the average lifting cost for YPF in 2018 was US$ 11.7/boe, 9.0% lower than US$ 12.8/boe for 2017.

Consolidated Results Full Year 2018 and Q4 2018

Reserves

In 2018, the proven reserves increased by 16.2%, from 929.1 Mboe to 1,079.7 Mboe. The reserves replacement ratio reached 177.8%, while the gas-specific ratio was 92.9% and the liquid-specific ratio was 262.3%. On the other hand, the net incorporation of hydrocarbon reserves amounted to 344.2 Mboe, which are composed 254.6 Mboe of liquid reserves and 89.6 Mbbl corresponding to the incorporation of natural gas reserves.

In the Neuquina Basin, proved reserves were added from the development of unconventional reservoirs of the Vaca Muerta formation, mostly in Loma La Lata Norte, La Amarga Chica, Bandurria Sur, Loma Campana, El Orejano, Rincón del Mangrullo and Aguada Pichana.

Also during 2018, given the improvement in costs and the price of oil, YPF deemed it to incorporate reserves in traditional fields under recovery such as Puesto Hernández, Chihuido de la Sierra Negra, Señal Picada, Desfiladero Bayo and CNQ 7/A, among others, as well as those under primary recovery as Chachauén Sur, Los Caldenes, Cañadón Amarillo, Llancanelo and Los Cavaos, among others.

In addition, the most outstanding fields in incorporation of tight gas from the Lajas and Punta Rosada formations have been Río Neuquén, Lindero Atravesado and Guanaco.

In the Cuyana Basin, the incorporation of reserves in traditional oil fields stands out, given the improvement in oil prices and lower operating costs, mainly in La Ventana, Barrancas and Vizcacheras.

On the other hand, Golfo San Jorge basin highlights the incorporation of reserves in the main oil fields, both in primary exploitation and under secondary recovery, such as Manantiales Behr, Los Perales, Escalante, El Trébol, Barranca Baya, Las Heras and Lomas del Cuy, among others. During 2018, the Grimbeek field belonging to the Manantiales Behr area this year had a significant incorporation of oil reserves obtained through tertiary recovery by polymer injection.

Finally, also during 2018, the Austral Basin incorporated reserves through economic improvements and favorable production trends at the Magallanes deposit.

3.1.2 RESULTS FOR Q4 2018

The operating income of Upstream for Q4 2018, before the partial reversal of the charge for impairment of assets, totaled a profit of Ps 2.4 billion, compared to a loss of Ps 1.5 billion before the partial reversal of the charge due to asset impairment in Q4 2017. Considering the respective charges for partial reversal of the impairment charge for property, plant and equipment of Ps 2.9 billion in Q4 2018 and of Ps 5.0 billion in Q4 2017, the operating income for Q4 2018 was Ps 5.3 billion, 50.0% higher than the Ps 3.5 billion in Q4 2017.

Revenues were Ps 62.1 billion for Q4 2018, an increase of 91.8% compared to Q4 2017, primarily due to the following factors:

Consolidated Results Full Year 2018 and Q4 2018

•

Crude oil revenues amounted to Ps 46.5 billion, an increase of 114.4% or Ps 24.8 billion compared to Ps 21.7 billion in Q4 2017. The average realization price for crude oil in Q4 2018 increased by 2.1% to US$ 59.7/bbl. Crude oil volumes sold to third parties increased by 110.2%, while those transferred between segments increased 1.7%;

•

Natural gas revenues reached Ps 14.1 billion, 27.8% or Ps 3.1 billion higher than the Ps 11.0 billion in 2017 as a result of a 76.6% increase in the average price of natural gas in Argentine pesos, considering that the average realization price for the quarter in dollars was U$S 4.03/Mmbtu, 16.4% lower than in Q4 2017 and considering the devaluation produced between both periods. Moreover, volumes sold decreased by 14.2% as a result of lower demand of this product. Additionally, approximately Ps 2.2 billion of subsidy from unconventional areas were reversed due to the non-inclusion of certain areas, within the framework of resolution 46-E / 2018.

Hydrocarbon production for Q4 2018 was 498.1 Kboed, an 8.4% decrease compared to Q4 2017. Crude oil production decreased 1.5% to 227.1 Kbbld. The gas market in Argentina during 2018 was characterized by an excess supply compared to domestic demand at certain times of the year, which had an impact on the production of natural gas from the temporary closure of production in some locations, as well as also from the reinjection of the hydrocarbon. In this order, natural gas production decreased by 13.1% compared to Q4 2017, totaling 36.8 Mm3d. The production of NGL registered a reduction of 15.1%, totaling 39.8 Kbbld, mainly due to a stoppage at the liquid separation plant as well as the aforementioned lower gas production.

Regarding the development activity, in Q4 2018 a total of 101 new wells have been put into production, including the non-conventional and tight wells described below.

During Q4 2018, in the shale areas, net production for YPF totaled 66.8 Kboed of hydrocarbons, which represents an increase of 59.6% compared to Q4 2017. This production is composed of 27.2 Kbbld of crude oil, 9.3 Kbbld of NGL and 4.8 Mm3d of natural gas. Regarding the operated development activity, 29 wells targeting the Vaca Muerta formation have been put into production, reaching a total, at the end of Q4 2018, of approximately 676 active wells with a total of 12 active drilling rigs and 8 workovers.

With respect to tight gas activity, net production amounted to 9.2 Mm3d in Q4 2018, of which 85% comes from areas operated by YPF. Regarding the activity carried out, 14 new wells were put into production, 10 in Estación Fernández Oro, 1 in Rincón del Mangrullo, 2 in Río Neuquén and 1 in Octógono.

Operating costs (excluding exploration expenses) for Q4 2018 were Ps 56.2 billion, a 70.4% increase compared to Q4 2017, mainly due to the following:

•

Lifting costs for Q4 2018 amounted to Ps 20.7 billion, an increase of Ps 8.9 billion or 75.5% compared to Ps 11.8 billion in Q4 2017. On the other hand, the increase in the unit indicator, measured in Argentine pesos, was 90.8%, in line with the general increase in prices of the economy, weighted by the aforementioned drop in production;

•

Depreciation of property, plant and equipment amounted to Ps 17.1 billion in Q4 2018 compared to Ps 13.8 billion in Q4 2017, representing an increase of approximately Ps 3.3 billion, or 24.3%, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company partially offset by a decrease in depreciation due to the incorporation of reserves during the year 2018;

Consolidated Results Full Year 2018 and Q4 2018

•

Royalties and other production related costs in Q4 2018 amounted to Ps 8.4 billion, which represents a net increase of Ps 3.9 billion, or 87.3%, compared to Ps 4.5 billion in 2017. Of this increase, Ps 3.2 billion was related to an increase in royalties for crude oil production, and Ps 0.7 billion was related to an increase in royalties for natural gas production, in both cases due to higher wellhead values of these products, which are set in U.S. dollars;

•

Charges for environmental contingencies for Q4 2018 amounted to Ps 1.5 billion, representing an increase of approximately Ps 1.2 billion, or 409.0%, compared to Ps 0.3 billion in Q4 2017, linked to the activity carried out by the Upstream business;

•

Transportation costs related to production (truck, pipelines and polyducts in deposit) for Q4 2018 amounted to Ps 1.5 billion, an increase of approximately Ps 0.7 billion, or 101.5%, compared to Ps 0.7 billion for Q4 2017 in linked to the activity developed by the Upstream business areas.

Exploration expenses for Q4 2018 amounted to Ps 3.6 billion, an increase of 416.0% compared to Ps 0.7 billion for Q4 2017, mainly due to the higher negative results from unproductive exploratory drilling in the quarter compared to Q4 2017 for a differential amount of Ps 2.2 billion and due to higher expenses of geophysical and geological studies were recorded for Ps 0.5 billion. It is noteworthy that the exploratory investment for Q4 2018 was 153.1% higher than Q4 2017, totaling Ps 1.7 billion.

As detailed in section 3.1.1, during Q4 2018, a net partial reversal was recognized in an amount of Ps 2.9 billion. In turn, during Q4 2017, the company had also recognized a partial reversal of Ps 5.0 billion.

Unit cash costs in U.S. dollars decreased 4.1% to US$ 21.2/boe for Q4 2018 from US$ 22.1/boe for Q4 2017, including taxes of US$ 5.8/boe for both periods. In turn, the average lifting cost for YPF in Q4 2018 was US$ 12.2/boe, 10.1% lower than US$ 13.5/boe for Q4 2017.

CAPEX

Cumulative capital expenditures for the Upstream business segment for 2017 were Ps 74.9 billion, a 68.9% increase compared to 2017. Of these cumulative capital expenditures, 70.0% were allocated to drilling and workover, 20.3% to facilities, and the remaining 9.7% to exploration and other activities in the Upstream business segment.

Capital expenditures for the Upstream business segment for Q4 2018 were Ps 23.2 billion, an 86.0% increase compared to Q4 2017. Of these capital expenditures, 67.7% were invested in drilling and workover activities, 24.6% in facilities and the remaining 7.7% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q4 2018 were focused on the development of the Loma Campana, EFO, Loma La Lata, La Amarga Chica, La Calera, Las Manadas, Filo Morado, El Orejano, Desfiladero Bayo, El Cordón, Río Negro Norte, Chachahuen, Río Neuquén, Chihuido La Salina Sur, Aguada Toledo, Octógono, Señal Picada and Octógono blocks. Activity continues with the pilots targeting

Consolidated Results Full Year 2018 and Q4 2018

Vaca Muerta in the following blocks Ugarteche, Mesa Verde, Cerro Fortunoso, La Ventana, Barrancas and Loma Alta Sur. In the Golfo San Jorge basin, activity was focused on the following blocks: Manantiales Behr, El Trébol-Escalante, Seco León, Los Perales, Lomas del Cuy, Barranca Baya, Cañadón Yatel, Restinga Alí, Zona Central and Río Mayo.

Exploration activities for Q4 2018 covered the Neuquina, Golfo San Jorge and Austral basins. In the Neuquina basin, exploratory activity was focused in the Filo Morado, Los Caldenes, Las Manadas, Loma la Lata, Valle Río Grande, Chachahuen, Aguada Pichana Este, CNQ7 and CNQ7A blocks. In the Golfo San Jorge basin, exploration activity was focused in the Río Mayo, Sarmiento y El Trebol—Escalante blocks. In the Austral basin, exploration activity was developed in Cañadón Piedra-Cabo Nombre, Lago Fuego and Los Chorrillos blocks.

During Q4 2018, 10 exploratory wells were completed: nine corresponding to crude oil and one corresponding to natural gas exploratory wells.

Consolidated Results Full Year 2018 and Q4 2018

3.2 DOWNSTREAM

Q4 2017	Q3 2018	Q4 2018	Var.% Q4 18 / Q4 17		Jan-Dec 2017	Jan-Dec 2018	Var.% 2018 /2017
5,152	-908	4,356	-15.5%	Operating income (Million Ps)	15,813	7,818	-50.6%
56,673	91,220	117,900	108.0%	Revenues (Million Ps)	196,309	339,730	73.1%
4,129	4,150	4,097	-0.8%	Sales of refined products in domestic market (Km3)	16,376	16,206	-1.0%
467	343	578	23.7%	Exportation of refined products (Km3)	1,534	1,826	19.0%
228	203	173	-24.1%	Sales of petrochemical products in domestic market (*) (Ktn)	813	791	-2.7%
57	73	139	144.3%	Exportation of petrochemical products (Ktn)	207	410	98.1%
292	280	289	-1.1%	Crude oil processed (Kboed)	293	284	-3.2%
92%	88%	90%	-1.1%	Refinery utilization (%)	92%	89%	-3.2%
2,531	3,660	8,044	217.8%	Capital Expenditures (Million Ps)	8,179	15,632	91.1%
1,899	3,465	4,148	118.4%	Depreciation (Million Ps)	6,926	12,285	77.4%
697	585	610	-12.4%	Average domestic market gasoline price (**) (USD/m3)	666	630	-5.3%
659	577	636	-3.4%	Average domestic market diesel price (**) (USD/m3)	632	621	-1.7%

(*)	Fertilizer sales not included.
(**)	Includes gross income and net of deductions, commissions and other taxes.

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment for 2018 was a profit of Ps 7.8 billion, 50.6% lower than 2017.

Revenues were Ps 339.7 billion in 2018, 73.1% higher than 2017, primarily due to the following factors:

•

Diesel revenues amounted to Ps 139.7 billion, which represents an increase of Ps 59.1 billion, or 73.3% compared to those of 2017, due to an increase of 65.9% in the average price obtained for the diesel mix, and higher total volumes sold of approximately 4.5%, mainly reflecting a 16.5% increase in the volumes sold of Infinia Diesel (premium diesel);

•

Gasoline revenues amounted to Ps 97.1 billion, which represents an increase of Ps 37.9 billion, or 63.9%, compared to those of 2017, due to an increase of 58.0% in the average price, added to an increase in the total volumes shipped of 3.7%. Despite the above, there was a decrease of 7.6% in the volumes sold of Infinia gasoline (premium gasoline);

•

Fuel oil revenues in the local market in 2018 decreased by Ps 3.7 million, or 90.4%, to Ps 0.4 billion due to a decrease in the sold volumes of 94.5% to power generation plants which consumed alternative fuels like natural gas which was partially offset by an increase in the average price of approximately 75.7%;

Consolidated Results Full Year 2018 and Q4 2018

•

Other sales in the domestic market, including sales of jet fuel, LPG, petrochemical products and lubricants among others, totaled Ps 57.6 billion, reporting an increase of Ps 27.3 billion or 90.3% compared to 2017. The highest sales of jet fuel by 121.4%, LPG by 90.0%, petrochemicals by 58.6% and asphalt sales by 37.0% stood out, in all these cases mainly due to the higher prices of these products measured in Argentine pesos;

•

Export revenues in the Downstream segment totaled Ps 44.9 billion, increasing by Ps 22.8 billion, or 103.4% compared to the exports of 2017. Among them, the largest exports of petrochemical products by 156.9%, jet fuel by 139.4% and LPG by 121.3%. In all cases, due to the higher average sales prices measured in Argentine pesos, as well as higher sales volumes. There were also higher sales abroad of residual coal and crude oil for Ps 2.0 billion and Ps 1.3 billion respectively, in both cases due to higher volumes sold. Exports of soy flour and oil increased by Ps 0.6 billion or 10.3% due to the better prices obtained, partially offset by a 31.3% decrease in volumes.

Cost of sales and operating expenses for 2018 were Ps 305.2 billion, representing an increase of Ps 142.9 billion, or 88.1%, compared to 2017, primarily due to the following factors:

•

Crude oil purchases for 2018 increased to Ps 176.5 billion, an increase of Ps 84.3 billion or 91.4%, compared to Ps 92.2 billion in 2017. Crude oil volumes purchased from third parties decreased by 20.2%, while the volume of crude oil transferred from the Upstream segment increased by 0.9%. In addition, the price of crude oil expressed in Argentine pesos increased by 98.5%, mainly due to the higher average international benchmark price;

•

Biofuel purchases (FAME and bioethanol) for the year 2018 amounted to Ps 23.9 billion, representing an increase of Ps 5.9 billion, or 32.8% with respect to 2017, mainly due to an increase of 46.5% and 19.6% in the price of FAME and bioethanol respectively, and due to an increase in purchased volumes of bioethanol of 3.6%, all partially offset by a decrease in purchased volumes of FAME of 3.9%;

•

Fuel imports for 2018 totaled Ps 22.2 billion, an increase of Ps 15.6 billion, or 235.0%, compared to Ps 6.6 billion in 2017 mainly driven by a decrease in processing of this product, and higher imports of diesel and jet fuel, which reflected price increases of Ps 10.7 billion and Ps 3.7 billion, respectively, due to higher international prices, higher imported volumes, in addition to the significant devaluation that occurred in the current period;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, reached Ps 7.1 billion in 2018, which represents an increase of Ps 1.8 billion, or 34.0%, from Ps 5.3 billion in 2017. This was due to an increase in the average price of approximately 58.7%, which was partially offset by a 15.6% decrease in volume sold;

•

Fertilizer purchases for resale in 2018 amounted to Ps 4.1 billion, representing an increase of Ps 2.4 billion or 142.0% compared to Ps 1.7 billion in 2017. This increase was driven by a higher average price of approximately 117.3% and an 11.3% increase in the volumes sold;

Consolidated Results Full Year 2018 and Q4 2018

•

In 2018, a negative stock variation was recorded in this segment in an amount of Ps 1.8 billion compared to the positive Ps 3.7 billion in 2017, mainly due to the lower valuation of the stocks compared to 2017 due to the decrease in the price of crude oil which took place towards the end of 2018 (valued at the transfer price);

•

Regarding production costs, refining costs for 2018 totaled Ps 13.1 billion, an increase of Ps 2.8 billion, or 27.3%, compared to Ps 10.3 billion in 2017. This increase was mainly driven by higher charges for repair and maintenance services, consumption of materials, spare parts and other supplies. Consequently, and taking into consideration that the processing level in refineries decreased by 3.2%, the unit refining cost increased in 2018 by 31.5% compared to 2017 weighted by the aforementioned decrease of the processed volumes;

•

Depreciation of property, plant and equipment amounted to Ps 10.2 billion, which represents an increase of approximately Ps 4.4 billion, or 75.7%, compared to 2017, mainly due to the higher value of assets subject to depreciation with respect to the same period of the previous year and due to the higher valuation thereof taking into account the functional currency of the company;

•

Transportations costs related to production (shipping, oil pipelines and polyducts) for the year 2018 reached Ps 7.1 billion, which represents an increase of Ps 2.0 billion, or 38.6% compared to Ps 5.1 billion in 2017 due mainly to an increase in Argentine peso rates;

•

The charges for environmental contingencies related to the activity developed by the Downstream business during the year 2018 amounted to Ps 1.3 billion, from Ps 0.8 billion in 2017, reporting an increase of approximately Ps 0.5 billion, or 56.0%.

Selling expenses for 2018 amounted to Ps 26.2 billion, representing an increase of Ps 8.9 billion, or 51.8%, compared to Ps 17.3 billion in 2017. This increase was mainly driven by the higher sales and higher costs for transporting products, mainly related to the increase in fuel prices in the domestic market, as well as higher personnel expenses, higher taxes on debits and bank credits, and greater withholdings on exports, mainly of flours and oils.

During 2018, the processing levels of the refineries amounted to 88.8%, a 3.2% decrease compared to the prior year, mainly due to lower demand for fuel oil due to greater availability of natural gas in the system. With these levels of processing, there was a greater production of diesel (+0.6%) and gasolines (+2.1%) corresponding to the higher production of Super Gasoline (+10.9%), partially offset by a lower production of Infinia Gasoline (-14.8%), while the production of other refined products such as liquefied petroleum gas (LPG) and petroleum coal increased, and production of fuel oil, asphalts, lubricants and petrochemical naphtha decreased, all in comparison with the previous year’s productions.

3.2.2 RESULTS FOR Q4 2018

Operating income for the Downstream business segment for Q4 2018 was Ps 4.4 billion, 15.5% lower than Ps 5.2 billion recorded in Q4 2017.

Revenues were Ps 117.9 billion in 2018, representing a 108.0% increase compared to Ps 56.7 billion in Q4 2017, primarily due to the following factors:

Consolidated Results Full Year 2018 and Q4 2018

•

Diesel revenues in Q4 2018 amounted to Ps 48.1 billion, which represents an increase of Ps 24.9 billion, or 107.5%, compared to those of Q4 2017, due to an increase of 104.8% in the average price obtained for the diesel mix and higher total volumes shipped of approximately 1.3%, mainly reflecting a 4.6% increase in the volumes sold of Infinia Diesel (premium diesel);

•

Gasoline revenues in Q4 2018 amounted to Ps 32.8 billion, which represents an increase of Ps 15.5 billion, or 89.7% compared to those of 2017, due to an increase of 88.3% in the average price, added to an increase in the total volumes shipped of 0.8%. Despite the above, there was a decrease of 25.7% in the volumes sold of Infinia gasoline (premium gasoline);

•

Other sales in the domestic market for Q4 2018, which include sales of jet fuel, LPG, petrochemical products and lubricants stood out, totaled Ps 20.7 billion, reporting an increase of Ps 11.3 billion or 119.4% compared to Q4 2017. We point out the increase in sales of jet fuel by 206.4%, the increase in sales of residual coal by 183.0%, fertilizers by 114.7%, the increase in sales of LPG by 97.1%, petrochemical products by 64.4%, and lubricants by 53.2%, in all these cases mainly due to the higher prices of these products measured in Argentine pesos;

•

On the other hand, export revenues in the Downstream segment during Q4 2018 amounted to Ps 16.2 billion, representing an increase of Ps 9.5 billion, or 140.8%, compared to such exports in 2017. Among others, the export of jet fuel increased by Ps 3.7 billion, or 189.1% when compared to the same period in 2017, the export of petrochemical products increased by Ps 2.3 billion, or 299.3% when compared to the same period in 2017, and the export of LPG increased by Ps 0.8 billion, or 148.2% when compared to the same period in 2017, in all cases due to an increase in average sales prices measured in Argentine pesos, and to the higher volumes exported.

Cost of sales and operating expenses for Q4 2018 amounted to Ps 104.4 billion representing an increase of Ps 58.4 billion, or 126.8%, compared to Q4 2017, primarily due to the following factors:

•

Crude oil purchases in 2018 amounted to Ps 56.9 billion, a Ps 29.9 billion or 111.0% increase compared to Ps 27.0 billion in 2017. A 114.7% increase was observed in the prices of crude oil expressed in Argentine pesos, mainly due to the increase in the average international benchmark price. In turn, crude oil volumes purchased from third parties decreased by 14.6%, while the volume of crude oil transferred from the Upstream segment increased by 1.7%;

•

Biofuel purchases (FAME and bioethanol) for the Q4 2018 amounted to Ps 7.7 billion, representing an increase of Ps 3.0 billion, or 62.2% with respect to 2017, mainly due to an increase of 77.0% and 45.4% in the price of FAME and bioethanol respectively;

•

Fuel imports in Q4 2018 amounted to Ps 6.5 billion, representing an increase of Ps 4.3 billion, or 203.8% compared to Ps 2.1 billion in 2017, mainly associated to higher imports of gas oil, due both to the higher volumes acquired and to the higher international prices of that said product, considering also the devaluation that occurred in this period;

Consolidated Results Full Year 2018 and Q4 2018

•

Fertilizer purchases for resale in Q4 2018 amounted to Ps 1.2 billion, representing an increase of Ps 0.6 billion or 100.0% compared to Q4 2017. This increase was due to an increase in the average price of approximately 147.7%, offset by lower volumes sold of 19.3%;

•

In Q4 2018, a negative stock variation was recorded in this segment in an amount of Ps 6.8 billion compared to a positive variation of Ps 2.2 billion in Q4 2017, mainly due mainly due to a lower valuation of the stocks with respect to the one that occurred in the previous year due to the decrease in the crude price towards the end of 2018 (valued at the transfer price);

•

Regarding production costs, refining costs for Q4 2018 totaled Ps 4.3 billion, which represents an increase of approximately Ps 1.5 billion, or 56.4%, compared to Ps 2.8 billion in Q4 2017. This increase was mainly driven by higher charges for repair and maintenance services, consumption of materials, spare parts and other supplies. As a result of this, and considering also that the processing level in refineries was 1.1% lower, the unit refining cost increased in Q4 2018 by 58.1% compared to Q4 2017;

•

Depreciation of property, plant and equipment in Q4 2018 amounted to Ps 3.5 billion, which represents an increase of approximately Ps 1.9 billion, or 117.4%, mainly due to higher values of assets subject to depreciation with respect to the same period of previous year and due to the higher valuation thereof taking into account the functional currency of the company;

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q4 2018 amounted to Ps 2.4 billion, which represents an increase of Ps 1.1 billion, or 80.0% compared to Ps 1.3 billion in Q4 2017;

•

The charges for environmental contingencies related to activities developed by the Downstream business during Q4 2018 amounted to Ps 1.0 billion, representing an increase of approximately Ps 0.2 billion, or 33.1%, compared to the Ps 0.8 billion in Q4 2017.

Selling expenses in Q4 2018 amounted to Ps 8.9 billion, representing an increase of Ps 3.9 billion, or 79.3%, compared to Ps 5.0 billion in Q4 2017. This increase was mainly driven by the higher sales and higher costs for transporting products, mainly related to the increase in fuel prices in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher amounts of taxes on debits and bank credits, and withholdings on exports.

The volume of crude oil processed in Q4 2018 was 289.1 Kbbld, a 1.1% decrease compared to Q4 2017 mainly because of higher scheduled technical shutdowns in our industrial complexes. With these lower levels of processing, there was a higher production of gasoline (+0.7%), corresponding to the higher production of Super Gasoline (+10.4%) offset by a lower production of Infinity Gasoline (-20.6%), and lower production of diesel (-3.7%). In addition, the production of other refined products such as liquefied petroleum gas (LPG), petroleum coal and lubricant bases increased, and production of fuel oil, asphalts and petrochemical naphtha decreased, all in comparison with the production of the Q4 2017.

Consolidated Results Full Year 2018 and Q4 2018

CAPEX

Cumulative capital expenditures for the Downstream business segment for 2018 were Ps 15.6 billion, a 91.1% increase compared to 2017. Capital expenditures for Q4 2018 were Ps 8.0 billion, a 217.8% increase compared to Q4 2017.

In Q4 2018, the blending of gasoline in the Luján de Cuyo and La Plata refineries were completed, with the objective of increasing the capacity of producing premium gasolines. Additional works continue at the La Plata Refinery for the same purpose. Engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries. The works in the aforementioned complexes are carried out with the objective of complying with Resolution 5/2016 of the Hydrocarbons Resources Secretariat on new fuel specifications, whose main modifications will be effective as of 2019 and 2022.

In the refining, logistics and oil product dispatch facilities, work continues for purposes of improving the existing infrastructure, and certain aspects relating to safety and environmental protection. In the La Plata Industrial Complex, work continues to be conducted to enable the reception of crude oil, which will provide greater flexibility in the processing and will have an improvement in the safety conditions, both of the facilities of said complex and of the associated logistics.

Consolidated Results Full Year 2018 and Q4 2018

3.3 GAS AND ENERGY

Q4 2017	Q3 2018	Q4 2018	Var.% Q4 18 /Q4 17		Jan-Dec 2017	Jan-Dec 2018	Var.% 2018 /2017
195	2,920	766	292.8%	Operating income (Million Ps)	3,259	16,786	415.1%
14,208	31,539	26,569	87.0%	Revenues (Million Ps)	60,880	99,038	62.7%
1,262	442	951	-24.6%	Capital Expenditures (Million Ps)	3,867	1,968	-49.1%
93	73	734	689.2%	Depreciation (Million Ps)	290	928	220.0%

3.3.1 CUMULATIVE RESULTS

The Gas and Energy business segment in 2018 reported an operating income of Ps 16.8 billion, which represents a 415.1% increase compared to Ps 3.3 billion in 2017.

The net revenues of the segment during 2018 amounted to Ps 99.0 billion, which represents a 62.7% increase compared to the previous year, primarily due to the following factors:

•

Sales of natural gas as producers in the domestic market increased by Ps 17.8 billion, or 41.8%, as a result of an increase in the average price of 50.7% in Argentine pesos, partially offset by a reduction in 6.2% in the volume sold. This reduction is explained by the 4.6% decrease in volumes shipped as a result of lower production and demand for natural gas in 2018, and that given that in the first quarter of 2017, 242 million m3 had been invoiced, opportunely injected and awaiting nomination;

•

Sales of natural gas to the retail segment (residential customers and small industries and businesses) increased by Ps 14.5 billion, or 140.6%. This increase is mainly explained due to the fact that our controlled company Metrogas SA, whose functional currency is the Argentine peso, recorded an inflation adjustment in an amount of Ps 4.7 billion in 2018 sales based on current local regulations. Additionally, such company received higher average prices of 122.2%, which were partially offset by a 2.0% decrease in volumes sold through its distribution network.

•	Additionally, in the first quarter of 2018, a revaluation of YPF’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion was recorded.

3.3.2 RESULTS FOR Q4 2018

The Gas and Energy business segment reported an operating income of Ps 0.8 billion during Q4 2018, which represents a 292.8% increase compared to Ps 0.2 billion in Q4 2017.

Consolidated Results Full Year 2018 and Q4 2018

Our subsidiary Metrogas S.A. recorded an operating income of Ps 4.2 billion in Q4 2018, which represented an increase compared to Ps 1.4 billion operating income in the same period of 2017, mainly due to higher margin due to tariff increases measured in Argentine pesos.

In turn, as a result of the agreement for the capitalization of YPF EE, there was the deconsolidation of this company, which in the fourth quarter of 2017 had incorporated Ps 0.8 billion in operating income to the Group’s figures.

The revenues of the segment during Q4 2018 amounted to Ps 26.6 billion, representing an increase of 87.0% with respect to the previous year, primarily due to the following factors:

•

Sales of natural gas as producers increased by Ps 3.1 billion, or 30.7%, as a consequence of an increase in the average price of 77.4% in Argentine pesos, partially offset by a decrease in the volume sold of 14.2% due to lower demand and the reversal of approximately Ps 2.2 billion of non-conventional area subsidies as a result of the non-inclusion of certain areas within the framework of resolution 46-E / 2018;

•

Sales of natural gas to the retail segment (residential customers and small industries and businesses) increased by Ps 7.9 billion, or 410.5%. This increase is mainly explained due to the fact that our controlled company Metrogas SA, whose functional currency is the Argentine peso, recorded an inflation adjustment in an amount of Ps 4.7 billion in 2018 sales based on current local regulations. Additionally, such company obtained higher average sale prices of 220.7%, which were partially offset by a 7.8% decrease in volumes sold through its distribution network.

Consolidated Results Full Year 2018 and Q4 2018

3.4 CORPORATE AND OTHER

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for 2018 was a loss of Ps 6.1 billion, compared to a loss of Ps 4.4 billion in 2017. The variation is mainly related to an increase in personnel expenses, higher costs in outsourcing services and higher IT costs relating to computer licenses, which are mainly dollar denominated, and institutional advertising, coupled with higher charges for depreciation of fixed assets.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 2.7 billion for 2018 and negative Ps 2.5 billion for 2017. This year, the gap between the transfer prices between businesses and the replacement cost of the company’s inventories decreased, while in 2017 the same had been extended. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

In 2018, net cash flows provided by operating activities amounted to Ps 125.1 billion, which represents a 73.8% increase compared to 2017. This Ps 53.1 billion variation was mainly due to an increase in EBITDA of Ps 54.8 million, excluding the revaluation result of the aforementioned YPF EE investment and working capital variations that offset each other. This generation of funds during 2018 substantially exceeded the amount that the Company required to finance the investments made during the current period.

Net cash flows used in investing activities were Ps 82.2 billion for 2018, 48.9% higher than 2017. Investments in fixed and intangible assets were Ps 88.3 billion in 2018, 48.1% higher than 2017. On the other hand, the holdings of public securities BONAR 2020 and 2021 were partially liquidated, with a cash inflow of Ps 7.9 billion.

Because of its financing activities, in 2018 the Company had a net decrease in funds of Ps 43.7 billion, compared to a net decrease of Ps 0.4 billion in 2017. This difference was driven by a lower net borrowing and refinancing debt maturities of Ps 34.4 billion and by a higher interest payment of Ps 8.4 billion.

The previously explained cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the portfolio, resulted in a position of cash and cash equivalents of Ps 57.0 billion(1) as of December 31, 2018.

Total debt in U.S. dollars was US$ 8.9 billion, net debt was US$ 7.4 billion(1) with a Net debt/recurring adjusted EBITDA LTM ratio of 1.68x(2).

The average interest rate for debt denominated in Argentine pesos at the end of 2018 was 44.71%, while the average interest rate for debt denominated in U.S. dollars was 7.37%.

During the third quarter of 2018, a repurchase of Class XXVI notes due on December 2018 was conducted, for a total amount of US$ 0.2 billion nominal value. On the maturity date of such notes, the Company canceled all other outstanding notes of such Class in full for a total amount of US$ 0.3 billion.

Consolidated Results Full Year 2018 and Q4 2018

(1)	Includes investments in financial assets (government securities) of US$ 291 million at market value

(2)	Net Debt: US$7,397 million/Recurring adjusted EBITDA LTM: US$4,410 million = 1.68x

5. TABLES AND NOTES

Full year 2018 and Q4 2018 Results

Consolidated Results Full Year 2018 and Q4 2018

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q4 2017	Q3 2018	Q4 2018	Var.% Q4 18 / Q4 17		Jan-Dec 2017	Jan-Dec 2018	Var.% 2018 / 2017
69,614	121,188	145,775	109.4%	Revenues	252,813	435,820	72.4%
(60,231)	(95,993)	(118,173)	96.2%	Costs	(211,812)	(359,570)	69.8%

9,383	25,195	27,602	194.2%	Gross profit	41,001	76,250	86.0%

(5,174)	(7,113)	(9,743)	88.3%	Selling expenses	(17,954)	(27,927)	55.5%
(2,771)	(3,669)	(4,948)	78.6%	Administration expenses	(8,736)	(13,922)	59.4%
(696)	(1,082)	(3,597)	416.8%	Exploration expenses	(2,456)	(5,466)	122.6%
5,032	—	2,900	-42.4%	Reversal/(Impairment) of property, plant and equipment	5,032	2,900	-42.4%
(728)	(646)	(219)	-69.9%	Other operating results, net	(814)	11,945	N/A

5,046	12,685	11,995	137.7%	Operating income	16,073	43,780	172.4%

882	(1,573)	7,337	731.9%	Income of interests in companies and joint ventures	1,428	4,839	238.9%
8,660	46,980	(922)	N/A	Finance Income	17,623	100,083	467.9%
(9,764)	(22,501)	(7,931)	-18.8%	Finance Cost	(28,629)	(63,681)	122.4%
984	988	1,966	99.8%	Other financial results	2,208	5,123	132.0%

(120)	25,467	(6,887)	5639.2%	Net financial results	(8,798)	41,525	N/A

5,808	36,579	12,445	114.3%	Net profit before income tax	8,703	90,144	935.8%

6,154	(23,372)	5,460	-11.3%	Income tax	3,969	(51,538)	N/A

11,962	13,207	17,905	49.7%	Net profit for the period	12,672	38,606	204.7%

(48)	4	555	N/A	Net profits for noncontrolling interest	332	(7)	N/A

12,010	13,203	17,350	44.5%	Net profit for shareholders of the parent company	12,340	38,613	212.9%

30.59	33.50	44.38	45.1%	Earnings per share, basic and diluted	31.43	98.43	213.2%

10,333	106,585	(16,789)	N/A	Other comprehensive Income	21,917	172,600	687.5%

22,295	119,792	1,116	-95.0%	Total comprehensive income for the period	34,589	211,206	510.6%

16,745	36,821	35,434	111.6%	Adj. EBITDA (*)	66,791	133,529	99.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment and intangible assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Full Year 2018 and Q4 2018

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2017	12/31/2018
Noncurrent Assets
Intangible assets	9,976	20,402
Properties, plant and equipment	354,443	699,087
Investments in companies and joint ventures	6,045	32,686
Assets held for disposal	8,823	—
Deferred tax assets, net	588	301
Other receivables	1,335	9,617
Trade receivables	2,210	23,508

Total Non-current assets	383,420	785,601

Current Assets
Assets held for disposal	—	3,189
Inventories	27,149	53,324
Contract assets	142	420
Other receivables	12,684	21,867
Trade receivables	40,649	72,646
Investment in financial assets	12,936	10,941
Cash and equivalents	28,738	46,028

Total current assets	122,298	208,415

Total assets	505,718	994,016

Shareholders’ equity
Shareholders’ contributions	10,402	10,518
Reserves, other comprehensive income and retained earnings	141,893	348,682
Noncontrolling interest	238	3,157

Total Shareholders’ equity	152,533	362,357

Noncurrent Liabilities
Liabilities associated with assets held for disposal	4,193	—
Provisions	54,734	83,388
Deferred tax liabilities, net	37,645	91,125
Contract liabilities	1,470	1,828
Other taxes payable	220	2,175
Loans	151,727	270,252
Other liabilities	277	549
Accounts payable	185	3,373

Total Noncurrent Liabilities	250,451	452,690

Current Liabilities
Liabilities associated with assets held for disposal	—	3,133
Provisions	2,442	4,529
Income tax payable	191	357
Contract liabilities	1,460	4,996
Other taxes payable	6,879	10,027
Salaries and social security	4,132	6,154
Loans	39,336	64,826
Other liabilities	2,383	722
Accounts payable	45,911	84,225

Total Current Liabilities	102,734	178,969

Total Liabilities	353,185	631,659

Total Liabilities and Shareholders’ Equity	505,718	994,016

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2018 and Q4 2018

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q4 2017	Q3 2018	Q4 2018		Jan-Dec 2017	Jan-Dec 2018
			Operating activities
11,962	13,207	17,905	Net income	12,672	38,606
(882)	1,573	(7,337)	Income of interests in companies and joint ventures	(1,428)	(4,839)
16,058	23,251	22,915	Depreciation of property, plant and equipment	53,512	87,569
233	450	738	Amortization of intangible assets	838	1,749
1,374	2,735	6,352	Losses of property, plant and equipment and intangible assets and consumption of materials	4,592	12,101
(6,154)	23,372	(5,460)	Income tax charge	(3,969)	51,538
(5,032)	—	(2,900)	(Reversal)/Impairment of property, plant and equipment and intangible assets	(5,032)	(2,900)
2,608	2,415	(9,399)	Net increase in provisions	4,924	(3,422)
362	(25,730)	19,377	Interest, exchange differences and other	7,611	(28,611)
46	80	102	Stock compensation plans	162	308
(206)	(270)	(147)	Accrued insurance	(206)	(417)
—	—	—	Results due to deconsolidation of subsidiaries	—	(11,980)
			Changes in assets and liabilities:
(246)	(14,041)	36	Trade receivables	(8,073)	(25,912)
(1,236)	(958)	(5,569)	Other receivables	895	(9,873)
(355)	(5,144)	5,123	Inventories	(1,556)	951
2,098	9,570	2,329	Accounts payable	3,747	18,769
354	1,506	(1,832)	Other Taxes payable	2,550	2,615
772	926	1,564	Salaries and Social Security	1,065	1,904
(237)	251	44	Other liabilities	(717)	(1,178)
(407)	(775)	(875)	Decrease in provisions included in liabilities for payments / utilization	(1,388)	(2,652)
—	(162)	38	Contract Assets	(130)	(278)
—	(126)	1,354	Contract Liabilities	2,661	2,179
—	348	109	Dividends received	328	583
—	476	20	Insurance charge for loss of profit	—	496
(323)	(744)	(675)	Income tax payments	(1,084)	(2,248)

20,789	32,210	43,812	Net cash flow from operating activities	71,974	125,058

			Investing activities
(15,667)	(23,426)	(30,968)	Acquisitions of property, plant and equipment and Intangible assets	(59,618)	(88,293)
(462)	—	4	Contributions and acquisitions of interests in companies and joint ventures	(891)	(280)
1,883	997	1,477	Collection for sale of financial assets	4,287	7,879
—	—	(2,307)	Investment for business combination		(2,307)
—	—	—	Investment in financial assets	—	—
—	—	—	Insurance charge for material damages	—	—
469	—	457	Interest received from financial assets	980	750

(13,777)	(22,429)	(31,337)	Net cash flow from investing activities	(55,242)	(82,251)

			Financing activities
(11,469)	(18,267)	(22,939)	Payment of loans	(36,346)	(55,734)
(4,387)	(8,248)	(7,664)	Payment of interests	(17,912)	(26,275)
21,316	12,530	10,996	Proceeds from loans	54,719	39,673
—	—	—	Acquisition of own shares	(100)	(120)
—	—	—	Non controling interest contribution	—	—
(716)	—	(1,200)	Payments of dividends	(716)	(1,200)

4,744	(13,985)	(20,807)	Net cash flow from financing activities	(355)	(43,656)

1,162	15,868	(3,555)	Effect of changes in exchange rates on cash and equivalents	1,665	18,139

(61)	—	—	Reclassification of assets held for sale	(61)	—

—	—	—	Deconsolidation of subsidiaries	—	—

12,857	11,664	(11,887)	Increase (decrease) in Cash and Equivalents	17,981	17,290

15,881	46,251	57,915	Cash and equivalents at the beginning of the period	10,757	28,738
28,738	57,915	46,028	Cash and equivalents at the end of the period	28,738	46,028

12,857	11,664	(11,887)	Increase (decrease) in Cash and Equivalents	17,981	17,290

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
9,672	9,215	6,678	Cash	9,672	6,678
19,066	48,700	39,350	Other Financial Assets	19,066	39,350

28,738	57,915	46,028	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	28,738	46,028

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2018 and Q4 2018

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of Argentine pesos)

Q4 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	2,070	24,398	117,354	3,538	(1,585)	145,775
Revenues from intersegment sales	60,040	2,171	546	5,619	(68,376)	—

Revenues	62,110	26,569	117,900	9,157	(69,961)	145,775

Operating Income	5,252	766	4,356	(1,930)	3,551	11,995
Investments in companies and joint ventures	—	7,265	72	—	—	7,337
Depreciation of property, plant and equipment	17,117	734	4,148	916	—	22,915
Reversal/(Impairment) of property, plant and equipment	(2,900)	—	—	—	—	(2,900)
Acquisitions of property, plant and equipment	11,492	951	8,044	1,717	—	22,204
Assets	480,263	129,885	307,312	82,762	(6,206)	994,016
Q4 2017	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	266	13,033	56,379	631	(695)	69,614
Revenues from intersegment sales	32,110	1,175	294	1,968	(35,547)	—

Revenues	32,376	14,208	56,673	2,599	(36,242)	69,614

Operating Income	3,502	195	5,152	(1,586)	(2,217)	5,046
Investments in companies and joint ventures	—	281	601	—	—	882
Depreciation of property, plant and equipment	13,782	93	1,899	284	—	16,058
Reversal/(Impairment) of property, plant and equipment	(5,032)	—	—	—	—	(5,032)
Acquisitions of property, plant and equipment	7,559	1,262	2,531	862	—	12,214
Assets	251,525	45,395	158,800	53,934	(3,936)	505,718

Consolidated Results Full Year 2018 and Q4 2018

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2017 Q4	2018 Q3	2018 Q4	Var Q4 18 / Q4 17	2017 Jan-Dec	2018 Jan-Dec	Var 2018 / 2017
INCOME STATMENT
Revenues	3,976	3,784	3,939	-0.9%	15,291	15,544	1.7%
Costs of sales	-3,440	-2,998	-3,193	-7.2%	-12,794	-12,910	0.9%

Gross profit	536	787	746	39.2%	2,498	2,634	5.5%
Other operating expenses, net	-248	-391	-422	70.2%	-1,523	-957	-37.2%

Operating income	288	396	324	12.5%	975	1,678	72.1%
Depreciation and impairment of property, plant & equipment and intangible assets	630	726	541	-14.1%	2,942	3,185	8.3%
Amortization of intangible assets	13	14	20	49.8%	51	60	18.3%
Unproductive exploratory drillings	25	14	73	188.8%	86	97	12.1%

Adj. EBITDA	956	1,150	957	0.1%	4,053	5,019	23.8%
Recurring Adj. EBITDA	956	1,150	957	0.1%	4,053	4,410	8.8%
UPSTREAM
Revenues	1,849	1,982	1,678	-9.2%	7,060	7,602	7.7%
Operating income	200	381	142	-29.0%	222	755	240.0%
Depreciation & Amortization	788	592	448	-43.1%	2,735	2,710	-0.9%
Capital expenditures	712	704	627	-12.0%	2,674	2,680	0.2%
Adj. EBITDA	1,013	987	663	-34.6%	3,043	3,562	17.0%
DOWNSTREAM
Revenues	3,237	2,849	3,186	-1.6%	11,864	12,097	2.0%
Operating income	294	-28	118	-60.0%	957	309	-67.7%
Depreciation & Amortization	119	119	124	4.1%	458	480	4.8%
Capital expenditures	145	114	217	50.4%	491	509	3.7%
Adj. EBITDA	413	91	241	-41.6%	1,415	789	-44.2%
GAS & ENERGY
Revenues	811	985	718	-11.5%	3,692	3,587	-2.8%
Operating income	11	91	21	85.8%	198	771	289.3%
Depreciation & Amortization	6	3	23	308.8%	19	32	67.5%
Capital expenditures	72	14	26	-64.3%	235	67	-71.4%
Adj. EBITDA	17	94	44	160.3%	217	803	269.9%
CORPORATE AND OTHER
Operating income	-91	-50	-52	-42.4%	-263	-218	-17.2%
Capital expenditures	49	18	46	-5.8%	97	91	-6.4%
CONSOLIDATION ADJUSTMENTS
Operating income	-127	2	96	N/A	-139	60	N/A
Average exchange rate of period	17.51	32.02	37.01		16.51	28.04
Exchange rate end of period	18.60	41.15	37.60		18.60	37.60

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Full Year 2018 and Q4 2018

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2017			2018
	Unit	Q1	Q2	Q3	Q4	Cum. 2017	Q1	Q2	Q3	Q3	Cum. 2018
Production
Crude oil production	Kbbl	21,058	19,867	20,904	21,219	83,048	20,483	20,591	20,933	20,897	82,904
NGL production	Kbbl	4,923	4,680	4,469	4,309	18,381	4,228	3,781	2,477	3,657	14,144
Gas production	Mm3	4,076	4,056	4,057	3,893	16,082	3,935	4,004	4,018	3,382	15,339
Total production	Kboe	51,618	50,055	50,891	50,012	202,576	49,460	49,554	48,679	45,826	193,519

Henry Hub	USD/Mbtu	3.32	3.18	3.00	2.93	3.11	3.00	2.80	2.90	3.64	3.09
Brent	USD/Bbl	53.68	49.67	52.11	61.53	54.25	66.81	74.50	75.22	67.71	71.06

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,297	1,220	1,284	1,358	5,159	1,373	1,288	1,321	1,368	5,350
Diesel	Km3	1,792	1,954	1,981	2,025	7,752	1,870	2,023	2,154	2,052	8,099
Jet fuel and kerosene	Km3	134	117	140	143	534	135	125	146	166	572
Fuel Oil	Km3	220	264	121	37	642	7	10	10	8	35
LPG	Km3	152	241	189	159	741	146	185	196	150	677
Others (*)	Km3	357	377	406	408	1,548	381	416	323	353	1,473
Total domestic market	Km3	3,952	4,173	4,121	4,130	16,376	3,912	4,047	4,150	4,097	16,206
Export market
Petrochemical naphtha	Km3	57	23	46	58	184	24	44	0	91	159
Jet fuel and kerosene	Km3	135	123	139	142	539	141	136	144	167	588
LPG	Km3	115	39	70	98	322	194	91	41	135	461
Bunker (Diesel and Fuel Oil)	Km3	83	74	102	116	375	101	72	65	84	322
Others (*)	Km3	28	29	4	53	114	52	50	93	101	296
Total export market	Km3	418	288	361	467	1,534	512	393	343	578	1,826
Total sales of petroleum products	Km3	4,370	4,461	4,482	4,597	17,910	4,424	4,440	4,493	4,675	18,032

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	35	39	139	111	324	38	85	117	97	337
Methanol	Ktn	57	84	73	99	313	69	93	64	57	283
Others	Ktn	116	130	125	129	500	138	115	139	116	508
Total domestic market	Ktn	208	253	337	339	1,137	245	293	320	270	1,128
Export market
Methanol	Ktn	1	2	1	2	6	24	75	31	72	202
Others	Ktn	42	51	53	55	201	36	63	42	67	208
Total export market	Ktn	43	53	54	57	207	60	138	73	139	410
Total sales of petrochemical products	Ktn	251	306	391	396	1,344	305	431	393	409	1,538

Sales of other products
Grain, flours and oils
Domestic market	Ktn	21	37	21	18	97	30	23	92	55	200
Export market	Ktn	159	291	331	253	1,034	169	236	177	128	710
Total Grain, flours and oils	Ktn	180	328	352	271	1,131	199	259	269	183	910

Main products imported
Gasolines and Jet Fuel	Km3	3	40	13	98	154	114	59	49	46	268
Diesel	Km3	152	230	77	85	544	111	161	355	196	823

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year 2018 and Q4 2018

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate
	(millions of barrels)
	2018
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	422	—	422
Revisions of previous estimates	126	—	126
Extensions, discoveries and improved recovery	118	—	118
Purchases and sales	(1)	—	(1)
Production for the year (1)	(83)	—	(83)

End of year(1)	582	—	582

	2018
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	286	—	286

End of year	339	—	339

Proved undeveloped reserves
Beginning of year	136	—	136

End of year	243	—	243

(1)

Proved reserves of crude oil and condensate include an estimated 83 million barrels as of December 31, 2018, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 12 million barrels for 2018 in respect of such types of payments.

Consolidated Results Full Year 2018 and Q4 2018

	Natural gas liquids
	(millions of barrels)
	2018
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	58	—	58
Revisions of previous estimates	(1)	—	(1)
Extensions, discoveries and improved recovery	13	—	13
Purchases and sales	—	—	—
Production for the year (1)	(14)	—	(14)

End of year(1)	56	—	56

	2018
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	47	—	47

End of year	41	—	41

Proved undeveloped reserves
Beginning of year	11	—	11

End of year	15	—	15

(1)

Proved reserves of natural gas liquids include an estimated 5 million barrels as of December 31, 2018, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated 2 million barrels for 2018 in respect of such types of payments.

Consolidated Results Full Year 2018 and Q4 2018

	Natural gas (billion of cubic feet)
	2018
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	2,520	—	2,520
Revisions of previous estimates	178	—	178
Extensions, discoveries and improved recovery	329	—	329
Purchases and sales (2)	(4)	—	(4)
Production for the year(1)	(542)	—	(542)

End of year (1)	2,481	—	2,481

	2018
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	1,850	—	1,850

End of year	1,915	—	1,915

Proved undeveloped reserves
Beginning of year	670	—	670

End of year	566	—	566

(1)

Proved reserves of natural gas include an estimated 288 billion cubic feet as of December 31, 2018, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated 61 billion cubic feet for 2018 in respect of such types of payments.

Consolidated Results Full Year 2018 and Q4 2018

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 7, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer